EXHIBIT 13

                               HECHINGER COMPANY
                CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
                                 (in thousands)
                                  (unaudited)

                                                                                 JAN. 2, 1999 JAN. 3, 1998
                                                                                 (13 WEEKS)   (14 WEEKS)
                                                                                 ----------    ---------
REVENUES
Net sales                                                                        $  658,278    $ 922,807
Other                                                                                 2,604        1,223
                                                                                 ----------    ---------
Total Revenues                                                                      660,882      924,030

COSTS AND EXPENSES
Cost of sales                                                                       553,922      752,697
Selling, general and administrative expenses                                        164,381      178,422
Interest expense                                                                     18,316       19,379
Merger related expenses                                                                 -         13,949
                                                                                 ----------    ---------
Total Costs and Expenses                                                            736,619      964,447
                                                                                 ----------    ---------
LOSS BEFORE INCOME TAXES, EXTRAORDINARY ITEM AND CUMULATIVE EFFECT OF CHANGE
 IN ACCOUNTING PRINCIPLE                                                           (75,737)     (40,417)
INCOME TAX EXPENSE                                                                      625            -
                                                                                 ----------    ---------
LOSS BEFORE EXTRAORDINARY ITEM AND CUMULATIVE EFFECT OF CHANGE IN ACCOUNTING
 PRINCIPLE                                                                          (76,362)     (40,417)
EXTRAORDINARY ITEM - GAIN ON EARLY RETIREMENT OF DEBT, NET                              185          -

CUMULATIVE EFFECT OF CHANGE IN ACCOUNTING PRINCIPLE                                     -         (7,272)
                                                                                 ----------    ---------
NET LOSS                                                                         $  (76,177)   $ (47,689)
                                                                                 ==========    =========


See notes to condensed consolidated financial statements.

EXHIBIT 13

                                      HECHINGER COMPANY
                            CONDENSED CONSOLIDATED BALANCE SHEETS
                              (in thousands except share data)

                                                                              (UNAUDITED)
                                                                             JAN. 2, 1999  OCT. 3, 1998
                                                                             ------------   -----------
ASSETS
CURRENT ASSETS
Cash and cash equivalents                                                    $     49,054   $    21,116
Merchandise inventories                                                           958,850     1,046,361
Due from affiliates, net                                                              813        18,531
Other current assets                                                               61,024        67,313
                                                                             ------------   -----------
Total Current Assets                                                            1,069,741     1,153,321

ASSETS HELD FOR SALE                                                                5,725        15,724
PROPERTY, FURNITURE AND EQUIPMENT, NET                                            279,345       287,702
COST IN EXCESS OF NET ASSETS ACQUIRED, NET                                         48,845        49,265
LEASEHOLD ACQUISITION COSTS, NET                                                   34,225        34,660
OTHER ASSETS                                                                       43,344        36,574
                                                                             ------------   -----------
TOTAL ASSETS                                                                 $  1,481,225   $ 1,577,246
                                                                             ============   ===========


LIABILITIES AND STOCKHOLDER'S EQUITY
CURRENT LIABILITIES
Revolving credit facility                                                    $    504,000    $  372,000
Current portion of long-term debt and capital lease obligations                    28,465        28,875
Accounts payable and accrued expenses                                             358,894       495,323
Accrued costs for store closings                                                   48,284        42,221
                                                                             ------------   -----------
Total Current Liabilities                                                         939,643       938,419

LONG-TERM DEBT, LESS CURRENT PORTION                                              300,226       318,490
CAPITAL LEASE OBLIGATIONS, LESS CURRENT PORTION                                    51,518        54,683
DEFERRED RENT                                                                      27,297        26,936
                                                                             ------------   -----------
Total Liabilities                                                               1,318,684     1,338,528

STOCKHOLDER'S EQUITY
Common stock, $.01 par value; authorized 1,000 shares; issued 10 shares              -             -
Additional paid-in capital                                                        241,507       241,507
Contributed capital                                                               163,213       163,213
Accumulated deficit                                                              (242,179)     (166,002)
                                                                             ------------   -----------
Total Stockholder's Equity                                                        162,541       238,718
                                                                             ------------   -----------
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY                                   $  1,481,225   $ 1,577,246
                                                                             ============   ===========


See notes to condensed consolidated financial statements.

EXHIBIT 13

                                     HECHINGER COMPANY
                      CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
                                      (in thousands)
                                        (unaudited)

                                                              JAN. 2, 1999 JAN. 3, 1998
                                                              (13 WEEKS)   (14 WEEKS)
                                                              ------------------------
CASH FLOWS FROM (USED IN) OPERATING ACTIVITIES

Net loss                                                      $   (76,177)  $  (47,689)
Adjustments to reconcile net loss to net cash provided by
    operating activities:
    Store closing and other charges                                  (984)     (10,325)
    Depreciation and amortization                                  12,092       13,741
    Amortization of deferred debt issuance costs                    1,121        1,243
    Cumulative effect of change in accounting principle               -          7,272
    Gain on sale of leases, net                                    (1,797)         -
    Other                                                             176          421

CHANGES IN OPERATING ASSETS AND LIABILITIES
Merchandise inventories                                            86,369       90,593
Other current assets                                                7,577      (11,519)
Accounts payable and accrued expenses                            (135,867)    (125,581)
                                                              ------------------------
NET CASH FLOWS USED IN OPERATING ACTIVITIES                      (107,490)     (81,844)
                                                              ------------------------

CASH FLOWS FROM (USED IN) INVESTING ACTIVITIES
Proceeds from sale of assets held for sale                          9,835       49,924
Property, furniture, equipment and other asset additions          (10,394)         (22)
Other                                                                 (88)       2,708
                                                              ------------------------
NET CASH FLOWS FROM (USED IN) INVESTING ACTIVITIES                   (647)      52,610
                                                              ------------------------

CASH FLOWS FROM (USED IN) FINANCING ACTIVITIES
Proceeds from revolving credit facility                           200,000      162,125
Payments on revolving credit facility                             (68,000)    (153,970)
Decrease in amounts due from affiliates                            22,585         -
Payments on retirement of debt                                    (12,055)        -
Debt financing costs                                               (5,364)        -
Other                                                              (1,091)        (772)
                                                              ------------------------
NET CASH FLOWS FROM FINANCING ACTIVITIES                          136,075        7,383
                                                              ------------------------

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                   27,938      (21,851)
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD                   21,116       87,215
                                                              ------------------------
CASH AND CASH EQUIVALENTS AT END OF PERIOD                    $    49,054   $   65,364
                                                              ========================

SUPPLEMENTAL INFORMATION
    Cash payments for income taxes                            $     2,007   $     -
    Cash payments for interest                                $    18,689   $   21,890


See notes to condensed consolidated financial statements.

EXHIBIT 13

                                HECHINGER COMPANY
           CONDENSED CONSOLIDATED STATEMENTS OF STOCKHOLDER'S EQUITY
                        (in thousands except share data)

                                            COMMON STOCK, ADDITIONAL PAID  CONTRIBUTED    ACCUMULATED
                                               PAR $.01    IN CAPITAL        CAPITAL        DEFICIT        TOTAL
                                             ---------------------------------------------------------------------
BALANCE, SEPT. 27, 1997                      $         -   $    241,507   $   108,058   $   (73,097)   $   276,468
Capital contribution                                   -           -           55,155           -           55,155
Net loss                                               -           -             -          (92,905)       (92,905)
                                             ---------------------------------------------------------------------
BALANCE, OCT. 3, 1998                                  -        241,507       163,213      (166,002)       238,718
Net loss (unaudited)                                   -           -             -          (76,177)       (76,177)
                                             ---------------------------------------------------------------------
BALANCE, JAN. 2, 1999  (UNAUDITED)           $         -   $    241,507   $   163,213   $  (242,179)   $   162,541
                                             =====================================================================


See notes to condensed consolidated financial statements.

EXHIBIT 13

                                HECHINGER COMPANY
              NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                  FOR THE THIRTEEN WEEKS ENDED JANUARY 2, 1999
                                   (UNAUDITED)

--------------------------------------------------------------------------------


A.  BASIS OF PRESENTATION
Hechinger Company, a Delaware corporation (together with its direct and indirect subsidiaries, the "Company"), is a leading specialty retailer of products and services for the care, repair, remodeling and maintenance of the home and garden. At January 2, 1999, the Company operated 240 stores, primarily under the Hechinger ("Hechinger"), Home Quarters Warehouse ("Home Quarters") and Builders Square ("Builders Square"). The 121 Builders Square stores are located primarily in the Southern, Southeastern, Northern and Midwestern parts of the United States. The 63 Hechinger stores are primarily located in the Mid-Atlantic region; and the 56 Home Quarters stores are primarily located in the Southeastern, Northeastern and Midwestern parts of the United States.

The Company's fiscal year ends on the Saturday closest to September 30. The fiscal year ended October 3, 1998 was 53 weeks ("1998"), compared with the fiscal year ending October 2, 1999, which has 52 weeks ("1999").

The condensed consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All material intercompany transactions and balances have been eliminated in consolidation. The Company's business is seasonal and its annual results of operations depend to a significant extent on the results of operations during the spring and summer months.

In the opinion of the management of the Company, the accompanying unaudited condensed consolidated financial statements include all adjustments (which consist of normal recurring accruals) considered necessary for a fair statement of the results for the interim periods presented. The operating results for the thirteen weeks ended January 2, 1999 are not necessarily indicative of the results to be expected for the fiscal year ending October 2, 1999.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates. The financial statements presented herein should be read in conjunction with the financial statements included in the Company's Annual Report on Form 10-K for the fiscal year ended October 3, 1998.

B.  CHANGE IN ACCOUNTING PRINCIPLE
During the quarter ended October 3, 1998, and effective as of September 28, 1997, the Company changed its method of applying the last-in, first-out ("LIFO") accounting method for inventories of its Hechinger and Home Quarters stores to the retail method.

The cumulative effect of this change on the amount of retained earnings as of September 28, 1997 of approximately $7.3 million (before and after tax effect) has been included in net loss for the year ended October 3, 1998. The effect of this change was a decrease in 1998 loss before extraordinary item and change in accounting principle of approximately $0.4 million. The net effect of 1998 and cumulative amounts was an increase in 1998 net loss of approximately $6.9 million.

C.  RESTATEMENT OF FIRST QUARTER OF 1998
Net loss for the 14 weeks ended January 3, 1998 increased from amounts previously reported by the Company by $8.1 million due primarily to the $7.3 million cumulative effect of the change in accounting for inventories (See Note B above), a charge to selling, general and administrative expenses of approximately $4.0 million representing the effect of a new leave program for Builders Square employees, and a reduction in cost of sales of approximately $3.2 million for the effect of markdowns included in the beginning inventory under the retail inventory method adopted in 1998.

D.  MERCHANDISE INVENTORIES
As of January 2, 1999, inventories are stated at the lower of cost or market, with cost determined using the LIFO retail inventory method. As of January 2, 1999, LIFO inventories approximated the value that would have been reported under the FIFO method. Distribution, buying and occupancy expenses are included in cost of sales.

An actual valuation of inventory under the LIFO method can be made only at the end of each year based on the inventory levels and retail prices at that time. Accordingly, interim LIFO calculations are based on management's estimates of expected year-end inventory levels and retail prices. Interim results are subject to the final year-end LIFO inventory valuation.

E.  STORE CLOSING AND OTHER CHARGES
In 1994, the Company recorded a charge of $61.9 million primarily related to the Company's decision to close 22 stores in certain markets. Disposition of the closed stores is accomplished by subleasing or assigning the property to a new occupant or reverting possession back to the landlord. The Company previously expected that it would dispose of or sublease the remaining stores by January 1999. As a result of certain decisions made by management of the Company related to the future disposition of its non-operating properties, in 1997 the Company revised its estimate and recorded an additional store closing charge of $42.7 million for the estimated continuing carrying costs for non-operating properties, consisting primarily of rents and other related costs. The reductions to the accrual in 1999 and 1998 represent the net operating costs of non-operating properties, along with lease termination fees for certain non-operating properties. The Company believes that the remaining accrual of $38.8 million as of January 2, 1999 is adequate to cover future liabilities related to the carrying cost of the closed stores, which the Company is actively marketing.

During first quarter 1999, the Company closed four Florida stores, sold the associated leases and leaseholds, and is in the process of liquidating inventory and vacating the stores. A gain on this sale of approximately $1.8 million, representing the excess of sales proceeds over estimated expenses of closing these stores, is included in other income in the accompanying Condensed Consolidated Financial Statements. The Company believes that the remaining accrual of $6.2 million as of January 2, 1999 is adequate to cover remaining expenses related to the closing of these stores.

Management reviews the ongoing performance of, and future prospects for, its stores and its markets in conjunction with its planning process. In situations where remarketing leases and/or selling owned stores may potentially represent a preferable use of Company resources, management is committed to investigating these options in order to enhance store, market and Company results. The financial statement impact, if any, of store closings is recorded when a decision is finalized and criteria for accrual have been met. (See Note L, Subsequent Events.)

The Store Closing Charges were based on certain estimates and as a result, the actual amounts could vary from these estimates.

F.  REVOLVING CREDIT FACILITY
In order to provide additional availability for seasonal purchases, remodeling and merchandise reset activity, as well as to provide additional flexibility and address concerns with regard to quarterly EBITDA requirements during the first half of 1999, the Company entered into an amendment of the Credit Agreement and entered into a supplemental revolving facility in the amount of $50 million.

On December 31, 1998, the Company amended the Credit Agreement (the "Amended and Restated Credit Agreement"), increasing the advance rate against "Eligible Inventory" (the "borrowing base") for a period of time. The increased advance rate begins to decrease in April 1999, until resuming the original advance rate on June 21, 1999. The Amended and Restated Credit Agreement is guaranteed by the

Company, collateralized by merchandise inventories and other assets and expires in September 2002, and contains certain additional financial covenants and increased interest rates. The borrowings under the Amended and Restated Credit Agreement bear interest at a rate which fluctuates based on (i) the greatest of
(a) Prime Rate, (b) the Base CD Rate (as defined) plus 1.0%, or (c) the Federal Funds rate plus 0.5%; plus an additional 1.25% or (ii) LIBOR plus 2.75%. In addition, the Company pays a fee at the rate of 0.5% per annum on any available borrowing. Financing fees aggregating approximately $5.4 million paid in conjunction with this transaction are included in Other Assets in the accompanying Condensed Consolidated Financial Statements.

Also on December 31, 1998, the Company concurrently entered into a short-term secured revolving credit facility (the "Supplemental Agreement") which permits borrowings of up to an additional $50 million. The Supplemental Agreement expires on June 30, 1999 and provides funds during periods when there is insufficient availability under the borrowing base of the Amended and Restated Credit Agreement. Borrowings under the Supplemental Agreement bear interest at the same rate and are generally under the same terms as the Amended and Restated Credit Agreement.

In connection with the Supplemental Agreement, GEI II, the majority shareholder of Centers Holdings, Inc., the Company's indirect parent, and Kmart agreed to repurchase from the lenders 20% and 80%, respectively, of the outstanding amounts of such supplemental credit, up to the amount of $10 million and $40 million, respectively, in case of an event of default, as defined. The Company agreed to pay GEI II and Kmart fees equal to 1.0% of their repurchase commitments under this agreement. Should the Company borrow any amount under the Supplemental Agreement, Kmart's warrant to purchase shares of the common stock of Centers Holdings increases from 210,000 to 245,000 shares, representing approximately 31.6% of the common stock of Centers Holdings issued and outstanding after giving effect to the warrant.

The Amended and Restated Credit Agreement contains certain covenants which restrict the Company's ability to, among other things, enter into additional indebtedness, make acquisitions or sales of certain assets and declare and pay cash dividends. In addition, the Amended and Restated Credit Agreement limits the annual amount of capital expenditures of the Company and, beginning with the period ending December 31, 1998, requires the Company to maintain minimum quarterly EBITDA (as defined) at increasing levels.

In order to meet the amended quarterly EBITDA covenants, the Company must improve its operating results in the second half of the current fiscal year as compared to 1998. In the event the Company is unable to meet these covenants in 1999, it will be necessary to obtain a waiver from the lenders, amend the Amended and Restated Credit Agreement, or arrange for alternative financing with other lenders. There can be no assurance that the Company will be able to consummate any such transaction, if necessary.

The Company was not in compliance with the EBITDA covenant as of January 2, 1999. Therefore, the Company obtained a waiver of this covenant from the lenders. Upon completing its quarter ending April 3, 1999, the Company may not be in compliance with the EBITDA covenant as of April 3, 1999 and has therefore arranged with the lenders for a temporary waiver, which expires April 30, 1999, with respect to such quarter.

As of January 2, 1999, the Company had outstanding borrowings of approximately $504 million under the Amended and Restated Credit Agreement, and had issued and outstanding letters of credit of $40 million under this facility. The available borrowing as of January 2, 1999 was approximately $53 million, and carried a commitment fee of 0.5% per year.

G.  LONG-TERM DEBT
During the first quarter of 1999, the Company disposed of an asset held for sale and, primarily with the net proceeds of $9.8 million from the sale, paid down the related mortgage by $11.9 million. Additionally, the Company redeemed $0.3 million of its 5-1/2% Convertible Subordinated Debentures, which resulted in the recognition of an after-tax extraordinary gain of $0.2 million.

H.  TAXES ON INCOME
No Federal income tax expense was recorded for the first quarter of 1999 or the corresponding period of the previous year. During the first quarter of 1999, the Company recorded approximately $0.6 million of state income tax expense. No such amounts were recorded in the corresponding period of the previous year. The effective tax rates for 1999 and 1998 differ from the statutory rate as a result of the effect of the valuation allowance on the deferred tax assets resulting from each period's loss. As of October 3, 1998, the Company had net operating loss carryforwards for Federal income tax purposes of approximately $80.7 million (net of approximately $97.0 million which will not be utilized by the Company pursuant to Section 382 limitations), substantially all of which is subject to a $5.5 million annual limitation resulting from the Company's September 1997 ownership change.

I.  LEASE COMMITMENTS
Under the terms of a sale and leaseback transaction completed in 1990, the Company is restricted from taking certain actions that would result in its net worth, less goodwill, falling below $175 million. Under the terms of certain sale and leaseback transactions completed in 1992, the Company is required to maintain a minimum net worth of $200 million as disclosed in its annual audited financial statements. Under the 1992 transactions, in the event this minimum net worth is not maintained, the Company could be required to repurchase properties aggregating approximately $42 million. In this event, the Company would be required to utilize borrowing available under the Amended and Restated Credit Agreement, if any, and/or arrange third-party financing for the properties, subject to capital expenditure and other limitations. There can be no assurance that the Company will be able to consummate any such transaction, if necessary. As of January 2, 1999, the Company's net worth was $162.5 million. Unless the Company's results improve or there is an additional capital contribution, the Company may not be able to satisfy this requirement at the end of 1999.

J.  CONTINGENCIES
On July 23, 1997, a purported class action complaint was filed in the Delaware Chancery Court on behalf of all holders of the Company's common stock against the Company and the former Company directors. The plaintiff has alleged that the former officers and directors of the Company breached their fiduciary duties to the holders of the common stock by, among other things, failing to take all reasonable steps to assure the maximization of stockholder value including the implementation of a bidding mechanism to foster a fair auction of the Company and by entering into an agreement with Centers Holdings under which the consideration offered by Centers Holdings to holders of the common stock was "unfair and grossly inadequate." The Company believes that the plaintiff's claims are without merit and intends to defend such action vigorously. No significant activity occurred with respect to this filing during 1998 or thus far in 1999.

The Company and its subsidiaries are also parties to legal proceedings and claims arising in the ordinary course of business. Although the outcome of such proceedings and claims cannot be determined with certainty, based upon evaluation by legal counsel, management believes that the outcome of such proceedings and claims will not have a material adverse effect on the Company's consolidated financial position, results of operations or liquidity.

K.  BUSINESS CONSOLIDATION COSTS
In first quarter of 1998, the Company incurred $13.9 million of merger related expenses primarily associated with eliminating duplicate overhead functions related to Builders Square's operations, including costs associated with the integration of information technology systems. This effort was completed by the end of 1998.

L.  SUBSEQUENT EVENTS
In February 1999, the Company made a decision to close 34 stores, primarily underperforming locations and stores in remote geographic locations. A substantial charge related to these closings will be recorded in the second quarter of 1999, representing losses on liquidation of inventory, store closing costs including severance, and carrying costs of closed locations. The Company has incurred costs of approximately $2 million per store in connection with recent store closings. The Company is currently negotiating the sale of leases for 15 of these locations and is vigorously pursuing disposition of the remaining locations. The length of time the Company expects to hold each of the properties before disposition, as well as the expected gain or loss on disposition, will have a significant effect on the store closing charge.